Exhibit 4.2

Amendment No. 8

International Specialty Products Inc. 401(k) Plan

Pursuant to Article X of the International Specialty Products Inc. 401(k) Plan, amended and restated effective January 1, 2009, as subsequently amended from time to time (the “Plan”), the Plan is hereby amended effective January 1, 2013, unless an alternative effective date is specified in the manner set forth below.

1. Article II relating to “Definitions” is amended by modifying Section 2.27(a)(4) by removing the word “or” at the end thereof.

2. Article II relating to “Definitions” is amended by modifying Section 2.27(a)(5) by replacing the period at the end thereof with the phrase “; or”.

3. Article II relating to “Definitions” is amended by adding Section 2.27(a)(6) which shall read as follows:

“(6) effective as of January 1, 2013, any Employee who is not employed pursuant to the terms of a collective bargaining agreement between Employee representatives and the Employer.”

4.	Article IV is amended by restating Section 4. 10(a) to read as follows:

“(a) A Participant may change the amount of his Pre-Tax Contributions and/or Post-Tax Contributions as soon as is practicable after giving notice to the Plan Administrator (in the manner prescribed by the Plan Administrator).”

5.	Article V is amended by restating Section 5.3(c)(2) to read as follows:

“(2) Frequency. A Participant may make a change as soon as is practicable after giving notice to the Plan Administrator. The change will be made effective as soon as administratively possible.”

IN WITNESS WHEREOF, the Amendment has been executed on this      day of             , 2012

INTERNATIONAL SPECIALTY PRODUCTS INC.

BY:	/s/ Susan B. Esler
ITS:	Authorized Representative

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